EMPLOYMENT AGREEMENT

This Agreement made this 1st day of September, 2000, by and between WINTER SPORTS, INC., a Montana corporation, with its principal place of business located in Whitefish, Montana (`Employer'') and MICHAEL COLLINS, of Whitefish, Montana (`Employee'').

1. Employment. The Employer employs the Employee and the Employee accepts employment upon the terms and conditions of this Agreement.

2. Term. The term of this Agreement shall begin on August 1, 2000 and shall terminate on July 31, 2004, unless sooner terminated as provided herein (see paragraphs 12 and 13).

3. Compensation. the Employer shall pay the Employee the following annual salary, payable in equal installments every two weeks:

August 1, 2000 through July, 2001   -   $106,655.00

Effective August 1, 2001, and again on August 1 of each succeeding year of this Agreement, the above salary shall be adjusted upward by an amount equal to five percent (5%) of the preceding year's salary, provided that each annual adjustment to salary shall be contingent upon the Employer meeting or exceeding its combined budgeted net income before taxes for the preceding fiscal year. If the budget criteria have not been met, there shall be no increase in salary for the applicable year. In addition, the Employee shall be entitled to provisions of the Cash Bonus Program as set forth in Section 10 of this Agreement.
Employee shall be entitled to such other benefits as are made available to other employees of Employer that are not specifically addressed in this Agreement.

4. Duties. The Employee shall serve the Employer as President and Chief Executive Officer. These duties shall include, without limitation, the general management and supervision of all Employer's activities and endeavors, increasing the Employer's market share and number of skier visits, implementing the Employer's expansion program(s), supervise the development of the base area real estate, increasing non-skier business and revenues, seeking improved financing arrangements, and such other duties as may from time to time be assigned by the Employer.

5. Extent of Duties. The Employee shall devote his entire time and attention to the Employer's business, unless otherwise agreed to by the Employer and Employee.

6. Working Environment, Automobile, etc. The Employee shall have a private office, secretarial help, Employer-provided automobile and other facilities and services that are suitable to his position and appropriate for the performance of his duties.

7. Disclosure of Information. The Employee acknowledges that the Employer's business dealings are a valuable, special and unique asset of the Employer's business. The Employee shall not, during and after the term of his employment, disclose all or any part of the information to which he becomes privileged regarding the Employer's business. In the event of termination of this Agreement for any reason or by any party, Employee will immediately deliver to Employer all copies of all of Employer's records, including records on paper, electronic media and any other form of information storage device.

8. Expenses. The Employee may incur reasonable expenses for promoting the Employer's business, including expenses for entertainment, travel and similar items. The Employer will reimburse the Employee for all such expenses upon the Employee's periodic presentation of an itemized account of such expenditures.

9. Vacations. The Employee shall be entitled each year to a vacation of four weeks during which time his compensation shall be paid in full.
10. Bonus. during each year of this Agreement, the Employee shall receive a cash bonus based on the following formula:

 .03 x Winter Sports, Inc. net income before taxes,  plus
 .009 x Big Mountain Development Corporation net income before taxes

The bonus shall be based on the corporations' fiscal year end figures, which concludes on May 31. The net income before taxes for Winter Sports, Inc. must exceed $400,000 each fiscal year for a bonus to be paid that year. The net income before taxes for Big Mountain Development Corporation must exceed $200,000 each fiscal year for a bonus to be paid that year. If either corporation has a negative net income before taxes any fiscal year, the negative income figure shall be multiplied by the above factor and the resulting figure shall be deducted from the bonus payable (if any) from the other corporation in order to determine the net amount of bonus payable to the Employee. A negative net bonus figure shall mean that no bonus is payable to the Employee for that fiscal year. Year-end income figures are usually known in August of each year, and the parties anticipate that an earned bonus may be paid in August of each year. The fiscal year that ends on May 31, 1997 was the first year when a bonus was calculated pursuant to this Agreement. An illustration of the bonus calculations based on past performance is shown on Exhibit A to this Agreement.

11. Annual Review. The Employee's performance pursuant to the terms of this Agreement shall be reviewed each year by duly appointed members of the Employer's Board of Directors, and the Employer's action plans for the period under review shall be the basis on which the evaluation is conducted.

12.  Termination with Cause.   The Employer may terminate this Agreement with
cause at any time by giving thirty (30) days written notice to the Employee. In the event of such termination the Employee shall receive six (6) month's salary. Just cause shall be defined to include any reason which the Employer believes will be in its best business interest (e.g. failing to meet budget projections for two consecutive fiscal years, etc.) or due to any conduct of the Employee which the Employer believes may bring discredit upon himself or the Employer, such as unethical or illegal activities. If termination is the result of unethical or illegal activities the Board of Directors shall not be bound to pay the six (6) month's termination salary referred to above. Notwithstanding any other provision of this Agreement, in the event the Employer fails to meet budgeted goals for two consecutive fiscal years during the term of this Agreement, the Employer may reopen this Agreement for the purpose of re-negotiating the terms hereof or terminating it pursuant to this paragraph.

13. Termination by Employee. The Employee may terminate this Agreement with 30-day notice to the Chairman of the Board of Directors or his designate.

14. Death During Employment. If the Employee dies during the term of employment, the Employer shall pay to the Employee's estate the compensation that otherwise would be payable to the Employee up to the end of the month in which his death occurs.

15. Arbitration. Any controversy or claim arising out of, or relating to this Agreement, or its breach, shall, at the option of the Employer, be settled by arbitration in the City of Whitefish, Montana, in accordance with the then governing rules of the American Arbitration Association. The prevailing party shall be entitled to its reasonable costs and attorneys' fees. Judgment upon the award rendered may be entered and enforced in any court of competent jurisdiction.

16. Notices. Any notice required or desired to be given under this Agreement shall be deemed given if in writing sent by certified mail to the Employee's residence or to the Employer's principal office, as the case may be.

17. Waiver of Breach. The Employer's waiver of a breach of any provision of this Agreement by the Employee shall not operate or be construed as a waiver of any subsequent breach by the Employee. No waiver shall be valid unless in writing and signed by an authorized officer of Employer.

18. Assignment. The Employee acknowledges that his services are unique and personal. Accordingly, the Employee may not assign his rights or delegate his duties or obligations under this Agreement. The Employer's rights and obligations under this Agreement shall inure to the benefit of and shall be binding upon the Employer's successors and assigns.

19. Entire Agreement. This Agreement contains the entire understanding of the parties. It may not be changed orally, but only by an agreement in writing signed by the party against whom the enforcement of any waiver, changed, modification, extension, or discharge is sought.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.



                              WINTER SPORTS, INC.

                              /s/ Dennis L. Green, Chairman


Attest:

/s/ Darrel Martin, Vice Chairman


                              /s/ Michael Collins